THE ALGER FUNDS

ALGER CHINA-U.S. GROWTH FUND
360 Park Avenue South
New York, New York  10010

April 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Chad Eskildsen

Re:	The Alger Funds (File Nos.: 811-01355, 33-04959)
Alger China-U.S. Growth Fund (File Nos.: 811-01308, 333-103283)

Ladies and Gentlemen:

On behalf of The Alger Funds  (the “Trust”) and Alger China-U.S. Growth Fund (“China Fund”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Annual Report to Shareholders dated October 31, 2012.

Staff Comment:  The Staff noted that each of Alger Capital Appreciation Fund, Alger Large Cap Growth Fund, and Alger Growth Opportunities Fund, series of the Trust, and China Fund, had significant holdings in the information technology sector at October 31, 2012.  Specifically, the Staff noted that the Alger Capital Appreciation Fund had holdings of 28.1%, the Alger Large Cap Growth Fund had holdings of 34.5%, the Alger Growth Opportunities Fund had holdings of 25.8%, and the China Fund had holdings of 29%. The Staff asked China Fund and the Trust to consider including disclosure regarding investments in information technology in the Principal Investment Strategies and Principal Risk sections of each fund’s Prospectus.

Response:  On October 31, 2012,each fund’s weighting, and each fund’s respective index benchmark weighting, in the information technology sector is noted below:

Russell 100 Growth Index 31.37%	Russell 2500 Growth Index 25.81%	Russell 3000 Growth Index 30.66%	S&P 500 Index 19.12%	MSCI Zhong Hua Index 4.84%
Large Cap Growth - 34.5%	Growth Opportunities - 25.8% Capital Appreciation - 28.1%	Capital Appreciation - 28.1%	China Fund - 29%	China Fund - 29%

While the funds are not guided by benchmark weightings, they recognize that their performance will be measured against the benchmark and note that allocation to the information   technology sector is not inconsistent with the relevant benchmark against which the fund’s performance is measured.  Each of the funds is a diversified fund, and sector allocations will vary based on Fred Alger Management, Inc.’s outlook.  Additionally, the components of the indices vary, and may not include large weightings in specific sectors in the future.

None of the funds have a policy of concentration in the information technology industry, or an intention to focus investments in the information technology sector in the future.  Therefore, neither the Trust nor China Fund believes that it is necessary to make any changes to the Principal Investment Strategies or Principal Risk sections of either Prospectus.

Should members of the Staff have any questions or comments regarding this letter, they should call me at 212.806.8833 or e-mail me at lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Michael D. Martins